Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

Legg Mason Partners Municipal Funds:

We consent to the use of our report, incorporated herein by reference, dated May 24, 2006, for the Legg Mason Partners National Municipals Fund, Legg Mason Partners Limited Term Municipals Fund, Legg Mason Partners Florida Municipals Fund, Legg Mason Partners Georgia Municipals Fund, Legg Mason Partners New York Municipals Fund, Legg Mason Partners Pennsylvania Municipals Fund, California Money Market Portfolio, New York Money Market Portfolio and Massachusetts Money Market Portfolio, each a series of Legg Mason Partners Municipal Funds as of March 31, 2006, and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

July 26, 2006